____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 35.300.325.761

MATERIAL FACT

Embraer S.A. (the “Company”) in attention to Resolution CVM nº 44/2021, informs its shareholders and the market in general that it has revised its 2026 guidance. Management believes that certain projections disclosed in the Material Fact published on March 6, 2026 no longer reflect the Company's best estimates for the year, considering the current opportunities and risks affecting its businesses. Accordingly, the Company presents the following updated guidance for 2026:

2026 GUIDANCE[1]	Previous	Updated
Commercial Aviation deliveries (aircrafts)	80 - 85	80 - 85
Executive Aviation Deliveries (aircrafts)	160 - 170	160 - 170
Consolidated Revenues (US$ billion)	8.2 – 8.5	8.2 – 8.5
Adjusted EBIT Margin	8.7% - 9.3%	10.0% - 10.6%
Free Cash Flow[2] (US$ million)	200 or higher	400 or higher

The projections disclosed herein will be reflected in Section 3 of the Company's Reference Form and will be available on the websites of the CVM and the Company within the applicable legal deadlines.

The projections disclosed in this Material Fact do not constitute a guarantee of performance and reflect solely the Company's management's current view. Such projections are subject to risks and uncertainties, including factors related to economic, market and industry conditions, many of which are beyond the Company's control. Accordingly, actual results may differ materially from the projections disclosed herein, which may be revised or updated by the Company in accordance with applicable regulations.

São José dos Campos, August 10, 2026.

Felipe Santana Santiago de Lima

Executive Vice President, Financial & Investor Relations

[1] Does not consider Eve

[2] Free Cash Flow: refers to net cash generated from operating activities, less net additions to property, plant and equipment (PP&E) and additions to intangible assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations